UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Callaway Golf Co.

(Name of Issuer)

Common stock, $0.01 par value

(Title of Class of Securities)

131193104

(CUSIP Number)

October 5, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 131193104

1.	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Sancarin S.L.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Spain

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,860,149

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,860,149

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,860,149

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.15%(1)

12.	Type of Reporting Person (See Instructions) OO

(1) Based upon a total of 94,371,822 shares of the Issuer’s common stock outstanding as of June 30, 2017, as reported in the Issuer’s Form 10-Q filed with the SEC on August 7, 2017.

CUSIP No 131193104

1.	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ms. Concepcion Calleja Delegido

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Spain

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,860,149

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,860,149

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,860,149

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.15%(2)

12.	Type of Reporting Person (See Instructions) IN

(2) Based upon a total of 94,371,822 shares of the Issuer’s common stock outstanding as of June 30, 2017, as reported in the Issuer’s Form 10-Q filed with the SEC on August 7, 2017.

Item 1.
	(a).	Name of Issuer: Callaway Golf Co.
	(b).	Address of Issuer’s Principal Executive Offices: 2180 Rutherford Road, Carlsbad, CA 92008

Item 2.
	(a).	Name of Person Filing: Sancarin S.L. Ms. Concepcion Calleja Delegido
(b).

Address of Principal Business Office, or if none, Residence:
Sancarin S.L.

Paseo De La Castellana, 35 – Planta 7

28046 Madrid

Spain

Ms. Concepcion Calleja Delegido

c/o Sancarin S.L.

Paseo De La Castellana, 35 – Planta 7

28046 Madrid

Spain

	(c).	Citizenship: Sancarin S.L. – Spain Ms. Concepcion Calleja Delegido - Spain
	(d).	Title of Class of Securities: Common stock, $0.01 par value
	(e).	CUSIP Number: 131193104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a
	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).
	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 4,860,149 shares deemed beneficially owned by Sancarin S.L. 4,860,149 shares deemed beneficially owned by Ms. Concepcion Calleja Delegido
	(b)	Percent of class: 5.15% deemed beneficially owned by Sancarin S.L. 5.15% deemed beneficially owned by Ms. Concepcion Calleja Delegido
	(c)	Number of shares as to which Sancarin S.L. has:
		(i)	Sole power to vote or to direct the vote 0,
		(ii)	Shared power to vote or to direct the vote 4,860,149,
		(iii)	Sole power to dispose or to direct the disposition of 0,
		(iv)	Shared power to dispose or to direct the disposition of 4,860,149.

Number of shares as to which Ms. Concepcion Calleja Delegido has:
		(i)	Sole power to vote or to direct the vote 0,
		(ii)	Shared power to vote or to direct the vote 4,860,149,
		(iii)	Sole power to dispose or to direct the disposition of 0,
		(iv)	Shared power to dispose or to direct the disposition of 4,860,149.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2017

SANCARIN S.L.

By:

/s/ CONCEPCION CALLEJA DELEGIDO

Name: Ms. Concepcion Calleja Delegido
Title: President

MS. CONCEPCION CALLEJA DELEGIDO

/s/ CONCEPCION CALLEJA DELEGIDO
Ms. Concepcion Calleja Delegido

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

AGREEMENT

The undersigned agree that this Schedule 13G dated October 9, 2017 relating to the Common Stock, $0.01 par value of Callaway Golf Co. shall be filed on behalf of the undersigned.

Dated: October 9, 2017

SANCARIN S.L.

By:

/s/ CONCEPCION CALLEJA DELEGIDO

Name: Ms. Concepcion Calleja Delegido
Title: President

MS. CONCEPCION CALLEJA DELEGIDO

/s/ CONCEPCION CALLEJA DELEGIDO
Ms. Concepcion Calleja Delegido

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that s/he or it knows or has reason to believe that such information is inaccurate.

Dated: October 9, 2017

SANCARIN S.L.

By:

/s/ CONCEPCION CALLEJA DELEGIDO

Name: Ms. Concepcion Calleja Delegido
Title: President

MS. CONCEPCION CALLEJA DELEGIDO

/s/ CONCEPCION CALLEJA DELEGIDO
Ms. Concepcion Calleja Delegido